# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUTONATION, INC., CIK 0000350698
CUSIP: 05329W102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 200 SW 1ST AVENUE, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 10/01/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001226523

## Reporting persons
- GATES MELINDA FRENCH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,808,674; shared voting power 0; sole dispositive power 2,808,674; shared dispositive power 0; aggregate amount beneficially owned 2,808,674 (7.1% of the class)

## Item 1. Issuer
Name of issuer: AUTONATION, INC.
Address of issuer's principal executive offices: 200 SW 1ST AVE, FORT LAUDERDALE, FLORIDA 33301

## Item 2. Person Filing
Name of person filing: GATES MELINDA FRENCH
Address of principal business office or, if none, residence: 12335 134th Ct NE, Redmond, WA 98052
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page. Shares beneficially owned includes shares directly owned by a charitable foundation of which the Reporting Person is the sole director.
Percent of class:
Percentage beneficial ownership is based on 39,679,183 Shares outstanding as of July 30, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2024.

7.1
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Duly authorized under Power of Attorney by and on behalf of Melinda French Gates.

## Signatures
- GATES MELINDA FRENCH: /s/ Brooke Anderson, Attorney-in-fact (10/08/2024)
Comment: Exhibit 99.1: Duly authorized under Power of Attorney by and on behalf of Melinda French Gates.